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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                              UNITED BANCORP, INC.
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                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   909911109
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                                 (CUSIP Number)

                                February 3, 2006
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP NO. 909911109
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        United Bancorp, Inc., as Administrator of the United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan
        (IRS Identification No. 34-1405357)
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]

        (b) [ ]

         Not applicable.
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        United Bancorp, Inc. - State of Ohio
        Plan Trust - State of Ohio
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     Number of             5.      Sole Voting Power

      Shares                       United Bancorp, Inc. - 0
                                   Plan Trustee - 322,319
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      United Bancorp, Inc. - 0
                                   Plan Trustee - 0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     United Bancorp, Inc. - 0
                                   Plan Trustee - 0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   United Bancorp, Inc. - 322,319
                                   Plan Trustee - 322,319
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        United Bancorp, Inc. - 322,319    Plan Trustee - 322,319
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
        Not applicable.
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        United Bancorp, Inc. - 7.7% of 4,175,000 shares of common stock outstanding as of 04/07/06
        Plan Trustee - 7.7% of 4,175,000 shares of common stock outstanding as of 04/07/06
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        United Bancorp, Inc. - HC
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        United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership
--------------------------------------------------------------------------------
        Plan - EP
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
Item 1.
                (a)   Name of Issuer:

                      United Bancorp, Inc.

                (b)   Address of Issuer's Principal Executive Offices:

                      201 South Fourth Street
                      Martins Ferry, Ohio 43935

Item 2.
                (a)   Name of Person Filing:
                      United Bancorp, Inc., as Administrator of the United Bancorp, Inc. of Martins Ferry, Ohio
                      Employee Stock Ownership Plan
                      The United Bancorp, Inc. of Martins Ferry, Ohio
                      Employee Stock Ownership Plan -
                      Executive Committee of United Bancorp, Inc., Plan Trustee

                (b)   Address of Principal Business Office:

                      201 South Fourth Street
                      Martins Ferry, Ohio 43935

                (c)   Citizenship:
                      United Bancorp, Inc. -- State of Ohio
                      Plan Trust -- State of Ohio

                (d)   Title of Class of Securities:

                      Common Stock, par value $1.00 per share

                (e)   CUSIP Number:
                      909911109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                (a)   [  ]      Broker or dealer registered under section 15 of
                                the Act (15 U.S.C. 78o).

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                (b)   [  ]      Bank as defined in section 3(a)(6) of the Act
                                (15 U.S.C. 78c).

                (c)   [  ]      Insurance company as defined in section 3(a)(19)
                                of the Act (15 U.S.C. 78c).

                (d)   [  ]      Investment company registered under section 8 of
                                the Investment Company Act of 1940
                                (15 U.S.C. 80a-8).

                (e)   [  ]      An investment adviser in accordance with Section
                                240.13d-1(b)(1)(ii)(E);

                (f)   [X]       An employee benefit plan or endowment fund in
                                accordance with Section 240.13d-1(b)(1)(ii)(F);

                (g)   [X]       A parent holding company or control person in
                                accordance with Section 240.13d-1(b)(1)(ii)(G);

                (h)   [  ]      A savings association as defined in Section 3(b)
                                of the Federal Deposit Insurance Act
                                (12 U.S.C. 1813);

                (i)   [  ]      A church plan that is excluded from the
                                definition of an investment company under
                                section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                (j)   [  ]      Group, in accordance with Section
                                240.13d-1(b)(1)(ii)(J).

Item 4.         Ownership.

                (a)    Amount beneficially owned:
                       United Bancorp, Inc. -- 322,319
                       Plan Trustee -- 322,319

                (b)    Percent of class:
                       United Bancorp, Inc. -- 7.7%
                       Plan Trustee -- 7.7%

                (c)    Number of shares as to which the person has:
                       (i) Sole power to vote or to direct the vote United Bancorp, Inc. -- 0
                               Plan Trustee -- 322,319

                       (ii) Shared power to vote or to direct the vote United Bancorp, Inc. -- 0
                               Plan Trustee -- 0

                       (iii)   Sole power to dispose or to direct the
                               disposition of
                               United Bancorp, Inc. -- 0
                               Plan Trustee -- 0

                       (iv) Shared power to dispose or to direct the disposition of
                               United Bancorp, Inc. - 322,319
                               Plan Trustee - 322,319

Item 5.         Ownership of Five Percent or Less of a Class.


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.         Ownership of More than Five Percent on Behalf of Another Person
                - Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company -- United Bancorp, Inc., is an affiliate of the United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan, the trustee of which is the Executive Committee of United Bancorp, Inc. The United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan is an employee benefit plan in accordance with Rule 13d-1(b)(1)(ii)(F).


Item 8. Identification and Classification of Members of the Group - Not applicable.


Item 9.         Notice of Dissolution of Group - Not applicable.


Item 10.        Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date:    April 11, 2006

          United Bancorp., Inc., as Administrator for
          United Bancorp, Inc. of Martins Ferry, Ohio
          Employee Stock Ownership Plan

          By:       /s/ James W. Everson
                    -----------------------
                    James W. Everson
                    Chief Executive Officer

          Executive Committee of United Bancorp, Inc., as Trustee of United Bancorp, Inc. of Martins Ferry, Ohio
          Employee Stock Ownership Plan

          By:        /s/ James W. Everson
                     --------------------
                     James W. Everson
                     Chairman